

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Tao Yang
Chief Executive Officer
Yalla Group Ltd
#238, Building 16, Dubai Internet City, PO BOX 501913
Dubai, United Arab Emirates

      Re: Yalla Group Ltd
           Form 20-F for the Fiscal Year Ended December 31, 2022
           File No. 001-39552

Dear Tao Yang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Disclosure Review Program

cc: Yi Gao